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Franco-Nevada

Sandip Rana
Chief Financial Officer
Direct Tel: 416-306-6303
rana@franco-nevada.com

Franco-Nevada Corporation
199 Bay Street
Suite 2000, P.O. Box 285
Commerce Court West
Toronto, Ontario M5L 1G9
Tel: 416-306-6300
Fax: 416-306-6330
www.franco-nevada.com

October 2, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the SEC Staff Comment dated September 19, 2013, regarding Franco-Nevada Corporation Form 40-F for the Year Ended December 31, 2012 Filed March 20, 2013 File No. 001-35286

Dear Ms. Jenkins:

This letter responds to the staff's comment set forth in the September 19, 2013 letter regarding the above-referenced Form 40-F. For your convenience, the staff's comment is included below and we have numbered our response accordingly.
In our response, we have indicated that we believe no change in our disclosure is necessary at this time, and have explained why. We have also indicated that we will consider changing or supplementing our disclosures in future filings, if advisable. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes which may be implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our response is as follows:

<u>**Form 40-F for the Year Ended December 31, 2012**</u>

<u>**Ex-99.1**</u>
<u>**Summary of Mineral Reserves and Mineral Resources page 18**</u>

Staff Comment No. 1.

We note your response to comment 2 from our letter dated August 13, 2013. Additionally, we note that your 2013 Asset Handbook provides your estimated percentage of reserves and resources for each of your assets that are used in your REU calculation. Please tell us why you are unable to include the estimated percentage of reserves and resources that can be found in your 2013 Asset handbook in your annual report. We suggest including the attributable percentage in a column in your Summary of Mineral Reserves and Mineral Resources table.

Franco-Nevada Corporation's Response:

With respect Franco-Nevada's 2013 Asset Handbook (the "Handbook"), please note that the Handbook was prepared as a supplemental informational guide for investors and analysts intended to provide information on Franco-Nevada's portfolio of royalty and stream assets, including additional information which is not required to be included in Franco-Nevada's Annual Information Form ("AIF").

Under Canadian securities laws, an AIF is a disclosure document intended to provide material information about a company. Issuers are instructed to focus their AIFs on material information. They are also instructed that they do not need to disclose information that is not material.

Franco-Nevada is of the view that the estimated attributable percentage of reserves and resources is not material information required to be disclosed in Franco-Nevada's AIF. As set out in Franco-Nevada's AIF on page 5, the company is of the view that its Palmarejo and Goldstrike assets are its only material mineral projects for the purposes of NI 43-101 and the materiality of these assets will be reconsidered as new assets are acquired or move into production. Accordingly, we do not believe the estimated attributable percentages of reserves and resources for other assets in which Franco-Nevada has an interest are material to investors. With respect to the Palmarejo asset, Franco-Nevada's stream covers the entire project so an attributable percentage is not relevant. With respect to the Goldstrike asset, as set out in Franco-Nevada's AIF in multiple locations, Franco-Nevada has different types of royalties (net smelter returns and net profits interest royalties) over parts of the Goldstrike project. Due to the different nature of the royalties, any estimate of the attributable percentage of reserves and resources may change from year to year but ultimately, the royalties cover a majority of the Goldstrike project. Also included for the information of the reader is a map showing Franco-Nevada's royalties with respect to the Goldstrike mine. Accordingly, Franco-

Nevada is of the view that disclosure of a specific estimated attributable percentage for the Goldstrike project is not necessary for the understanding of Franco-Nevada's interests at Goldstrike. Rather, the fact that its various royalties cover the majority, but not all of the Goldstrike project, is material, as is set out in Franco-Nevada's AIF.

Franco-Nevada appreciates the suggestion made by the Securities and Exchange Commission and will consider, in consultation with external legal counsel, as to whether it would be advisable to include estimated attributable percentages of reserves and resources in future AIFs or Asset Handbooks having regard to disclosure requirements and best practices at such time.

* * * * *

Franco-Nevada Corporation hereby acknowledges that:

- Franco-Nevada Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
- Franco-Nevada Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 306-6303, or Lloyd Hong of Franco-Nevada Corporation at (416) 306-6317, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Franco-Nevada Corporation

Sandip Rana
Chief Financial Officer

cc: Lloyd Hong, Chief Legal Officer & Corporate Secretary
Kimberley Anderson, Dorsey & Whitney LLP
PricewaterhouseCoopers LLP